SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                  UNDER THE SECURITIES EXCHANGE OF ACT OF 1934

                        For the month of November, 2005

                           Commission File No. 0-29248

                              SMARTIRE SYSTEMS INC.
                         Suite #150, 13151 Vanier Place
                           Richmond, British Columbia
                                 Canada V6V 2J1

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                           Form 20-F [ ] Form 40-F [ ]

The registrant is a foreign private issuer entitled to file annual reports on Form 20-F. However, the registrant voluntarily files annual reports on Form 10-KSB and quarterly reports on Form 10-QSB.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.)

                              SMARTIRE SYSTEMS INC.
                         Suite #150, 13151 Vanier Place
                   Richmond, British Columbia, Canada V6V 2J1

                              SMARTIRE SYSTEMS INC.
                         Suite #150, 13151 Vanier Place
                   Richmond, British Columbia, Canada V6V 2J1


              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

On Friday, December 9, 2005, SmarTire Systems Inc. (the "Company") will hold its 2005 Annual and Special Meeting of Shareholders (the "Meeting") at the Hilton Vancouver Airport Hotel Benson Room, 5911 Minoru Blvd, Richmond, Canada, V6X 4C7. The Meeting will begin at 9:00 a.m., Vancouver time.

At the Meeting, the Shareholders will be asked:

1. To receive and consider the Report of the Directors to the Shareholders;

2. To receive and consider the financial statements of the Company together with the auditor's report thereon for the fiscal year ended July 31, 2005;

3. To appoint the auditor for the Company to hold office until the next annual meeting of the Company;

4. To authorize the directors to fix the remuneration to be paid to the auditors;

5. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at four (4);

6. To elect directors to hold office until the next annual meeting of the Company;

7. To consider and, if thought fit, to approve the formal stock incentive plan (the "2005 US Stock Incentive Plan") providing for the granting to eligible employees, directors, officers and consultants of the Company or any Related Entity (as defined in the 2005 US Stock Incentive Plan) who are resident in the United States and/or subject to taxation in the United States, such incentive awards as the Board of Directors or a committee of the Board of Directors appointed to administer the 2005 US Stock Incentive Plan may from time to time approve, provided that:

         a. The awards may consist of:

                  (i) Common Shares or cash, or a combination of Common Shares, cash or other securities, earned in whole or in part upon the attainment of performance criteria that may from time to time be established by the Board of Directors or by a committee of the Board of Directors, or

                  (ii) Stock options, stock appreciation rights, restricted stock and/or certain other rights and benefit; and

         b. The maximum number of Common Shares of the Company that will be issuable pursuant to all awards granted under the 2005 US Stock Incentive Plan will be 10,000,000;

Your Board of Directors recommends that you vote in favor of the proposals outlined in this Proxy Statement and Information Circular.

At the Meeting, the Company will also report on its fiscal 2005 business results and other matters of interest to Shareholders.

A Proxy Statement and Information Circular and Proxy Form accompany this Notice of Meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.

The share transfer books of the Company will not be closed, but the Board of Directors has fixed October 21, 2005 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered Shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Proxy Statement and Information Circular.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Proxy Form and return the same in the enclosed return envelope provided for that purpose. If you receive more than one Proxy Form because you own shares registered in different names or addresses, each Proxy Form should be completed and returned. The completed form of proxy must be received by Pacific Corporate Trust Company not later than 48 hours prior to the commencement of the Meeting (or any adjournments thereof) at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or by fax at (604) 689-8144.

You may also vote your shares not later than 48 hours prior to the commencement of the Meeting (or any adjournments thereof) through Pacific Corporate Trust Company's Internet or Telephone Voting Services. Internet voting can be completed online at http://www.stocktronics.com/webvote. Telephone voting can be completed by calling 1-888-Tel-Vote (1-888-835-8683). If you choose to vote your shares through the Internet or Telephone Voting Services, you will be required to provide your confidential personal identification number (PIN) specified on the enclosed Proxy Form.

The Chairman of the Meeting has the discretion to accept proxies filed, or votes effected through the Internet or Telephone Voting Services, less than 48 hours prior to the commencement of the Meeting (or any adjournments thereof).

DATED at Richmond, British Columbia, this 8th day of November, 2005.

BY ORDER OF THE BOARD OF DIRECTORS


/s/ JEFF FINKELSTEIN
---------------------------------------
JEFF FINKELSTEIN,
CHIEF FINANCIAL OFFICER AND CORPORATE SECRETARY

PLEASE VOTE. YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND PROMPTLY RETURN IT IN THE ENVELOPE PROVIDED.

                              SMARTIRE SYSTEMS INC.
                            #150, 13151 VANIER PLACE,
                   RICHMOND, BRITISH COLUMBIA, CANADA V6V 2J1


                    PROXY STATEMENT AND INFORMATION CIRCULAR

                IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING
                         TO BE HELD ON DECEMBER 9, 2005

             (As at October 14, 2005 except as otherwise indicated)


MANAGEMENT SOLICITATION

This Proxy Statement and Information Circular is furnished to the shareholders (the "Shareholders") by the Board of Directors of SmarTire Systems Inc. (the "Company") in connection with the solicitation by the Board of Directors of proxies to be voted at the Annual and Special Meeting (the "Meeting") of the Shareholders to be held at 9:00 a.m. (Vancouver time) on Friday, December 9, 2005, at the Hilton Vancouver Airport Hotel, Benson Room, 5911 Minoru Blvd, Richmond, Canada, V6X 4C7 or at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting").

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for the cost incurred in obtaining from their principal authorization to execute forms of proxy; except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

References in this Proxy Statement and Information Circular to "Shareholder" or "Shareholders" are references to the holder or holders of record of shares of common stock without par value of the Company (the "Common Shares").

This Proxy Statement and Information Circular and the accompanying Proxy Form are being delivered to Canadian and United States intermediaries holding Common Shares on behalf of another person or corporation, and are being mailed on or about November 10, 2005 to all registered Shareholders as of the close of business on October 21, 2005 (the "Record Date").

The principal executive offices of the Company are located at Suite #150, 13151 Vanier Place, Richmond, British Columbia, Canada, V6V 2J1.

All references in this Proxy Statement and Information Circular to dollars or $ are to United States dollars, unless otherwise specified.

VOTING AND REVOCABILITY OF PROXIES

The authorized capital of the Company consists of an unlimited number of common shares without par value and 100,000 Preferred Shares without par value issuable in series. As of October 14, 2005, there were 283,709,549 issued and outstanding Common Shares and 25,000 outstanding Class A 5% Preferred Shares. The record date for determining the names of Shareholders entitled to receive the Notice of Meeting and to vote at the Meeting is the close of business on October 21, 2005.

Registered Holders of Common Shares are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the Record Date on the proposals to be acted upon at the Meeting and any other matter to come before the Meeting.

Shareholders personally present, being not less than two and who hold or represent by proxy in the aggregate not less than one-tenth of the issued capital of the Company entitled to vote, constitute a quorum. Abstentions are considered present for purposes of determining whether the quorum requirement is met. All proposals, other than a special resolution, require the affirmative vote by a simple majority of the votes cast in person or by proxy at the Meeting.

The persons named as proxyholders (the "designated persons") in the enclosed form of proxy were designated by the directors of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

In order to be voted, the completed form of proxy must be received by Pacific Corporate Trust Company not later than 48 hours prior to the commencement of the Meeting (or if adjourned or postponed, any reconvening thereof), at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or by fax at (604) 689-8144. However, the Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours prior to the commencement of the Meeting (or any adjournments thereof).

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by any duly authorized officer of, or attorney-in-fact for, the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the form of proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either (i) to the registered office of the Company at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1 (Attention: Bernard Pinsky) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or in any other manner provided by law. Also, a proxy will automatically be revoked by either
(i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER'S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY AND IN FAVOR OF EACH OF THE NOMINEES NAMED THEREIN FOR ELECTION AS DIRECTORS.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters, which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters, which may properly come before the Meeting. At the date of this Proxy Statement and Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of shares on any matter, the shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Proxy Statement and Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Proxy Statement and Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Proxy Statement and Information Circular. This Proxy Statement and Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The Information set forth in this Section is of significant importance to many Shareholders of the Company, as a substantial number of Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Proxy Statement and Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and request the Beneficial Shareholders to return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

                                   PROPOSAL 1
                             APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year. Shares represented by proxies which are marked "Withhold" with respect to the appointment of the auditor will be counted for determination of a quorum, but will not be counted as either an affirmative vote for or a negative vote against such appointment.

KPMG LLP were first appointed auditor of the Company on April 29, 1994. Representatives of KPMG LLP are expected to be present at the Meeting but not expected to make a statement. However, they are expected to be available to respond to appropriate questions.


Audit Related Fees

For the fiscal years ended July 31, 2005 and July 31, 2004, the aggregate fees billed by our auditors, for professional services rendered for the audit of the Company's annual financial statements for the fiscal years ended July 31, 2005 and July 31, 2004, and for the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-QSB and to review registration statements submitted to the Securities and Exchange Commission during those fiscal years were $188,974 and $111,170 respectively.

Tax Fees

For the fiscal years ended July 31, 2005 and July 31, 2004, the aggregate fees billed for tax compliance, tax advice and tax planning by KPMG LLP were $16,106 and $5,230, respectively.

For the fiscal years ended July 31, 2005 and July 31, 2004, the aggregate fees billed for tax compliance, tax advice and tax planning by Campbell Saunders & Co. were $8,243 and $5,523, respectively.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before KPMG LLP is engaged by the Company or its subsidiaries to render any auditing or permitted non-audit related service, the engagement be:

      o     approved by the Company's audit committee; or

      o entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee's responsibilities to management.

The audit committee has pre-approved all services provided by the Company's independent auditor, has considered the nature and amount of the fees billed by KPMG LLP, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining KPMG's independence. The process the audit committee follows in pre-approving audit and non-audit services to be provided by the auditor in order to ensure independence of the auditor are as follows:

1. Annually the auditor provides the audit committee with a list of the audit-related and non-audit services that are anticipated to be provided during the year for pre-approval. The audit committee reviews the services with the auditor and management considering whether the provision of the services is compatible with maintaining the auditor's independence.

2. Upon pre-approval of the services on the initial list, management may engage the auditor for specific engagements that are within the definition of the pre-approved services.

3. The audit committee delegates approval authority to the Chair of the audit committee for requests for services not previously presented to the audit committee for pre-approval. Any services approved by the Chair are reported to the full audit committee at the next meeting.

4. A final detailed review of all public accounting services and fee amounts is performed by the audit committee prior to the audit opinion being issued at year end. At that time, the auditor provides the audit committee with the annual independence letter and the form and content of fees disclosure for the Company's annual report.



                                   PROPOSAL 2
        AUTHORIZATION FOR BOARD OF DIRECTORS TO FIX AUDITOR REMUNERATION

Under the Business Corporations Act (Yukon Territory), the remuneration of the auditor of the Company may be established by ordinary resolution of the shareholders or, if not so established, may be established by the directors. In order to provide the Company with the necessary flexibility to effectively manage the engagement of the auditor, it is important that the Board of Directors have the authority to negotiate and fix the remuneration to be paid to the auditor in connection with the services to be provided to the Company. Accordingly, the following ordinary resolution will be presented for approval at the Meeting:

"BE IT RESOLVED THAT:

         (a) the Board of Directors be and is hereby authorized to fix the remuneration to be paid to the auditor, as appointed by ordinary resolution of the Shareholders, in connection with the services to be provided to the Company by such auditor; and

         (b) the Board of Directors be and is hereby authorized to delegate to any one senior officer of the Company the authority to negotiate and enter into an agreement with the Company's auditor with respect to the services to be provided by it to the Company, and the remuneration to be paid to the auditor for such services, on such terms and conditions as the senior officer deems fair and reasonable."

                                   PROPOSAL 3
                      DETERMINATION OF NUMBER OF DIRECTORS

Under the Company's Articles, the Company may have not less than three (3) and not more than twenty (20) directors. The number of directors must be fixed within this range by ordinary resolution of the Shareholders, at the meeting of Shareholders at which directors are to be elected.

By Shareholders' resolution adopted at the last annual and special meeting of the Company, the number of directors was set at five (5). There are currently four (4) members of the Board of Directors. Management proposes that the number of directors be set at four (4). Accordingly, the following ordinary resolution will be presented for approval by the Shareholders at the Meeting:

"BE IT RESOLVED THAT the number of directors be and is hereby set at four (4)."

                                   PROPOSAL 4
                              ELECTION OF DIRECTORS

The directors of the Company are elected at each annual meeting and hold office until the next annual meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for all of the four current directors, each of whom management proposes to nominate. Shares represented by proxies which are marked "Withhold" with respect to the election of any nominee will be counted for determination of a quorum, but will not be counted as either an affirmative vote for such nominee or a negative vote against the nominee.

The following information regarding the Company's directors is relevant to your consideration of the nominees proposed by management:

--------------------------------- ------------------------------------- ------- ------------------------------------
Name                              Position Held with the Company          Age   Date First Elected or Appointed
--------------------------------------------------------------------------------------------------------------------
Directors
--------------------------------------------------------------------------------------------------------------------
William Cronin (1) (2)            Director                                58    Director since June 7, 2001.
United States
--------------------------------- ------------------------------------- ------- ------------------------------------
Martin Gannon (1) (2)             Director                                53    Director since February 3, 2003.
United States
--------------------------------- ------------------------------------- ------- ------------------------------------
Johnny Christiansen (1)           Director                                50    Director since August 14, 2003.
Norway
--------------------------------- ------------------------------------- ------- ------------------------------------
Robert Rudman (2)                 Chairman                                58    Director since  September 22, 1993,
Canada                                                                          President  and CEO from January 19,
                                                                                1996 to June 30, 2005 and  Chairman
                                                                                since  June  4,  1999.   Consultant
                                                                                since June 30, 2005.
--------------------------------- ------------------------------------- ------- ------------------------------------

(1) Member of the Compensation Committee
(2) Member of the Audit Committee.

Business Experience and Principal Occupation of Directors, Executive Officers and Significant Employees

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

William Cronin

         Mr. Cronin has been a director since June 2001 and previously served as a director from November 17, 1995 to April 25, 1998. Since 1986, Mr. Cronin has been the owner of Madison Financial Services, a registered investment adviser firm located in Madison, Connecticut, specializing in tax, pension investing planning strategies and portfolio management.

Martin Gannon

         Mr. Gannon joined the Company as a director on February 3, 2003. Mr. Gannon has been a Certified Public Accountant since 1973. He has been a partner and the vice president of the accounting firm of Barron Gannon & Co., P.C. since 1982. In his advisory role to his clientele, he has assisted companies from their inception to maturity.

Johnny Christiansen

         Mr. Christiansen joined the Company as a director on August 14, 2003. Mr. Christiansen resides in Norway. Mr. Christiansen is presently the President and Chief Executive Officer of IQ Medical Corp., a US public company. Mr. Christiansen is also a business consultant to Visionaire, AS Norway, a private Scandinavian company. He has a strong knowledge of the Company's business and industry as he served as the President of SensoNor ASA from 1999-2002. SensoNor is a Norwegian company and a leading provider of tire monitoring, airbag and rollover sensors for the automotive industry. During Mr. Christiansen's tenure as its President, SensoNor raised more than $100 million in financing and signed contracts for more than $400 million. Before 1999, Mr. Christiansen served as a director of various companies, including Davis AS, Kongsberg Norcontrol Systems, Norcontrol Training AS and Norcontrol Automation AS.

Robert Rudman

         Mr. Rudman has been a director since September 1993. Mr. Rudman joined the Company in March 1993 as the Chief Financial Officer after serving as an independent financial consultant for several months. He was appointed Chief Executive Officer of the Company on January 19, 1996, and served as President from January 19, 1996 to June 4, 1999, when he was appointed Chairman of the Board. Mr. Rudman was reappointed President of the Company effective April 1, 2000. He resigned as President and Chief Executive Officer on June 30, 2005. Mr. Rudman currently acts as a consultant to the Company in addition to his role as non-executive Chairman of the Board. In addition, Mr. Rudman is the Chief Financial Officer, Secretary and Treasurer of IQ Medical Corp., a US public company. Mr. Rudman is a Chartered Accountant with over 17 years of experience assisting public companies listed primarily on the Vancouver Stock Exchange (now the TSX Venture Exchange). Prior to joining the Company, Mr. Rudman was manager of a California-based sales contract financing firm. Previously, he was a partner in a consulting firm providing professional assistance to publicly traded companies. Mr. Rudman became a Chartered Accountant in 1974 and worked with Laventhol & Horwath and Price Waterhouse & Co. in Winnipeg, Manitoba.

Al Kozak

         Mr. Kozak joined the Company as Chief Operating Officer on May 1, 2002. He was subsequently appointed to the Company's Board of Directors on November 20, 2002. Mr. Kozak was promoted to President and Chief Executive Officer of the Company on June 30, 2005. Mr. Kozak resigned as a Director of the Company on August 29, 2005. Mr. Kozak is a seasoned executive with strong operational management and business development experience in fast-paced, high growth, technology companies. From May 2000 to April 2001, Mr. Kozak was the President and founder of Siwash Ventures where he assembled an advisory board of senior executives from the Vancouver area to analyze and recommend investment and business development strategies to technology companies. From 1992 to 1998 he held the position of President with Digital Courier International, Inc., an industry extranet that networked over 7,000 radio stations, 1500 advertising and 400 production facilities. In 1998 when the company sold its assets and technology to Digital Generations Systems Inc., he held the position of VP, Marketing and Business Development for two years.

Jeff Finkelstein

         Mr. Finkelstein was formally appointed as our Chief Financial Officer in October 2002. He is a Chartered Accountant and is responsible for all financial and related internal control functions for our company, including finance, treasury, accounting, taxation, legal, and administration. Mr. Finkelstein was promoted to Acting Chief Financial Officer of our company in May 2002, after serving as our controller since February 22, 1999. From 1996 to 1999, he served as controller of Golden Knight Resources Inc., a Toronto Stock Exchange listed public company, and Silver Standard Resources, a Nasdaq listed public company. From 1993 to 1995, he served as controller of a private distribution company after eight years as a public accountant.

Erwin Bartz

         Mr. Bartz has recently been appointed Vice President of product management. Previously, he was responsible for business development in addition to product management. He has overall responsibility for defining product strategies and roadmaps as well as developing strategic alliances. He was formerly the Company's Director, Technical Operations since January 2001 with responsibility for overall technical operations including engineering and manufacturing. Mr. Bartz is a Professional Engineer with over 20 years of engineering experience. Prior to joining the Company, Mr. Bartz spent ten years as Manager of Engineering and Manufacturing at Finning (Canada), the Caterpillar dealer for British Columbia, Alberta, United Kingdom and Chile, with corporate responsibility for engineering, product review, heavy manufacturing and new equipment preparation. Previously, he held the Engineering Manager role at Weldco Beales, a custom attachment manufacturer for the mobile equipment market, and also worked as a design engineer for the Chapman Industries, a Hitachi distributor and general manufacturer of purpose-built machinery and equipment.

Shawn Lammers

         Mr. Lammers has been with the Company since its inception. He currently serves as the Vice President Engineering and is responsible for the development of the patented remote sensing technology utilized in SmarTire's products. He has been the chief engineer in respect to the design, development and production of the Company's passenger car tire monitoring system, the commercial vehicle tire monitoring system and the industrial equipment tire monitoring systems (TMS). He has developed software for MS-DOS, Windows, UNIX Workstations and Amiga platforms.

David Warkentin

         Mr. Warkentin joined the Company on August 8, 2005, as Vice President of Sales and Marketing. During 2004 and 2005, Mr. Warkentin was the Vice President of Sales of Intrinsyc Software, a company that provides engineering services to wireless mobile device makers as well as licensable software for the wireless telephone handset market. From 2000 until 2004, Mr. Warkentin was the Director of Sales for Silent Witness Enterprises, a company that manufactures security cameras and digital video recorders targeted to the financial, educational and corrections markets. Also during 2000, Mr. Warkentin was the North American Sales Manager for Digital Dispatch Systems, and was responsible for a sales team selling mobile dispatch hardware and software solutions directly to end-users.

Family Relationships

There are no family relationships between any of the Company's directors or executive officers.

BOARD AND COMMITTEE MEETINGS

The Board of Directors of the Company held two formal meetings during the year ended July 31, 2005. All other proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Business Corporations Act (Yukon Territory) and the By-law of the Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

During 2005, each incumbent director attended at least 75% of the aggregate of
(i) the total number of meetings of the Board of Directors held during the period for which he was a director and (ii) the total number of meetings held by all committees of the Board of Directors during the period on which he served.

Independent Directors

The following directors are independent:

William Cronin
Martin Gannon
Johnny Christiansen

Robert Rudman is not independent as he is the former President and Chief Executive officer of the company and he is paid a monthly retainer as a consultant.

Orientation of New Board Members and Continuing Education for Board Members

There is no formal orientation for new board members. However, they are generally provided with the Company's current financial information and business plan. There is no formal continuing education for board members.

Board Facilitation of Independent Supervision over Management

The board has semi-annual meetings where the board members review the performance of the Company. In addition the board members have informal reviews of management.

Audit Committee

At the present time, the Company's Audit Committee is comprised of Mr. Robert Rudman, Mr. William Cronin and Mr. Martin Gannon. This committee is directed to review the scope, cost and results of the independent audit of the Company's books and records, the results of the annual audit with management and the adequacy of our accounting, financial, and operating controls; to recommend annually to the Board the selection of the independent auditor; to consider proposals made by the independent auditor for consulting work; and to report to the Board, when so requested, on any accounting or financial matters.

The board of directors has determined that each member of the audit committee is financially literate, that the audit committee has at least one member who is an "audit committee financial expert", as defined by the Securities and Exchange Commission, and that Martin Gannon is an "audit committee financial expert". Mr. Cronin and Mr. Gannon are independent as defined by Rule 4200(a)(15) of the NASD Rules. To be considered independent under these rules, an individual cannot, amongst other things:

(a) currently, or at any time during the past three years, be employed by the company or by any parent or subsidiary of the company;

(b) have accepted or have a family member who accepted any payments from the company or any parent or subsidiary of the company in excess of $60,000 during any period of twelve consecutive months within the preceding three years, with certain exceptions; or

(c) be, or have a family member who is, a current partner of the company's outside auditor, or have been, or have a family member who was, a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years.

The Company's Board of Directors has adopted an audit committee charter, a copy of which was filed with the Company's 2004 proxy statement and information circular.

During fiscal 2005, there were four meetings held by this Committee. Other business of the Audit Committee was conducted by resolutions consented to in writing by all the members and filed with the minutes of the proceedings of the Audit Committee.

Report of the Audit Committee

The following is the Report of the Audit Committee. For the year ended July 31, 2005, the Audit Committee has:

1. reviewed and discussed the audited consolidated financial statements with the Company's management;

2. discussed with the independent accountants the matters described in Statement of Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants;

3. received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended, and has discussed with the independent accountants its independence; and

4. recommended to our Board of Directors that the audited financial statements be included in our company's annual report on Form 10-KSB for the period ended July 31, 2005, based on the review and discussions referred to above.

                                                Mr. Robert Rudman
                                                Mr. William Cronin
                                                Mr. Martin Gannon.

Compensation Committee

The Company has a Compensation Committee made up of William Cronin, Martin Gannon and Johnny Christiansen. Al Kozak was a member of the Compensation Committee until his resignation on August 29, 2005. The function of the Compensation Committee is to investigate and recommend to the directors appropriate levels and types of compensation for directors, officers and employees of the Company. During fiscal 2005, there were two meetings held by this Committee. Other business of the Compensation Committee was conducted by resolutions consented to in writing by all the members and filed with the minutes of the proceedings of the Compensation Committee.

Base Salaries

Base salaries are reviewed annually. Consideration of salary adjustments, if any, is based on competitive market data of a relevant peer group of companies and individual performance. The Compensation Committee reviews and approves all salary adjustments as recommended by senior management.

To determine the appropriate level of compensation for the directors and CEO, management provides the board with recommendations based on numerous factors such as competitive market data. The board approves compensation levels for the directors and CEO.

No Standing Nominating Committee

The Company does not have a standing Nominating Committee or any other standing committee.

New candidates for board nomination are identified by board members and management based on identified requirements for the Company. Candidate's information is provided to the board by members of management and by the individual board members.

Although the board has no formal process to satisfy itself that the board, its committees, and its individuals are performing effectively, no concerns have arisen regarding effectiveness and the board is receptive to any comments on effectiveness issues.


VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The following tables set forth specified information with respect to the beneficial ownership of the Company's Common Shares as of October 14, 2005 by:

      o each person or affiliated group which, to the knowledge of the Company, beneficially owns five percent (5%) or more of the outstanding Common Shares;

      o     each of the Company's directors,

      o     each of the Named Executive Officers (as hereinafter defined); and

      o     all of the Company's executive officers and directors as a group.

Shares and percentages beneficially owned are based upon 283,709,549 issued and outstanding Common Shares on October 14, 2005, together with options and warrants that are exercisable for Common Shares within 60 days from October 14, 2005 for each Shareholder. Under the rules of the United States Securities and Exchange Commission, beneficial ownership includes shares over which the named shareholder exercises voting control and or investment power. Common Shares subject to options or warrants that are currently exercisable or will become exercisable within sixty days from October 14, 2005 are deemed outstanding for computing the respective percentage ownership of each person holding the option or warrant, but are not deemed outstanding for purposes of computing the respective ownership percentage of any other person. Unless otherwise indicated in the footnotes below, the Company believes that the persons and entities named in the tables have sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Stockholders

The following table sets forth, as of October 14, 2005, certain information with respect to the beneficial ownership of the Common Shares by each stockholder known by the Company to be the beneficial owner of more than 5% of the Common Shares and by each of the Company's current directors and executive officers. Each person has sole voting and investment power with respect to the Common Shares, except as otherwise indicated. Beneficial ownership consists of a direct interest in the Common Shares, except as otherwise indicated.

------------------------------------------------- --------------------------------- --------------------------------
Name and Address of Beneficial Owner                    Amount and Nature of                  Percentage
                                                        Beneficial Ownership                  of Class(1)
------------------------------------------------- --------------------------------- --------------------------------
William Cronin                                              1,779,746(2)                           *
180 Concord Drive
Madison, Connecticut, USA  06443
------------------------------------------------- --------------------------------- --------------------------------
Martin Gannon                                               1,535,000(3)                           *
1275 Post Road
Fairfield, Connecticut, USA  06824
------------------------------------------------- --------------------------------- --------------------------------

------------------------------------------------- --------------------------------- --------------------------------
Name and Address of Beneficial Owner                    Amount and Nature of                  Percentage
                                                        Beneficial Ownership                  of Class(1)
------------------------------------------------- --------------------------------- --------------------------------
Johnny Christiansen                                         1,150,000(4)                           *
Spurvestien 24
3189 Horten, Norway
------------------------------------------------- --------------------------------- --------------------------------
Robert Rudman                                               9,687,911(5)                         3.33%
#40 - 5740 Garrison Road
Richmond, BC   V7C 5E7
------------------------------------------------- --------------------------------- --------------------------------
Al Kozak                                                    6,949,181(6)                         2.40%
25841 116 Avenue
Maple Ridge, BC  V4R 1Z6
------------------------------------------------- --------------------------------- --------------------------------
Jeff Finkelstein                                            4,434,210(7)                         1.54%
3460 Regent Street
Richmond, BC  V7E 2N1
------------------------------------------------- --------------------------------- --------------------------------
Erwin Bartz                                                 4,566,260(8)                         1.59%
21 Arrow-Wood Place
Port Moody, BC  V3H 4E9
------------------------------------------------- --------------------------------- --------------------------------
Shawn Lammers                                               4,405,479(9)                         1.53%
3460 Regent Street
Richmond, BC  V7E 2N1
------------------------------------------------- --------------------------------- --------------------------------
David Warkentin                                               Nil(10)                              *
20580 Powell Ave.
Maple Ridge, B.C. V2X 3G1
------------------------------------------------- --------------------------------- --------------------------------
Directors and Executive Officers as a Group                34,507,787(11)                       11.01%
------------------------------------------------- --------------------------------- --------------------------------
Cornell Capital Partners, L.P.
101 Hudson St., Suite 3606                                14,157,106 (12)                        4.99%
Jersey City, NJ 07302
------------------------------------------------- --------------------------------- --------------------------------

*     Represents less than 1% of the Company's outstanding stock

(1) Based on 283,709,549 Common Shares issued and outstanding as of October 14, 2005. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Shares listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2) Includes options to acquire up to 1,692,500 Common Shares, exercisable within sixty days.

(3) Includes options to acquire up to 1,525,100 Common Shares, exercisable within sixty days.

(4) Includes options to acquire up to 1,150,000 Common Shares, exercisable within sixty days.

(5) Includes 10,257 Common Shares owned by Mr. Rudman's wife. Mr. Rudman has sole voting and dispositive power over such shares. Includes options to acquire up to 7,409,000 Common Shares, exercisable within sixty days.

(6) Consists of options to acquire up to 5,466,000 Common Shares, exercisable within 60 days.

(7) Includes options to acquire up to 3,417,200 Common Shares, exercisable within 60 days.

(8) Consists of options to acquire up to 3,555,000 Common Shares, exercisable within 60 days.

(9) Includes options to acquire up to 3,392,700 Common Shares, exercisable within 60 days.

(10) Owns options to acquire up to 2,000,000 Common Shares, of which 1,000,000 vest in August 2006 and 1,000,000 vest in August 2007.

(11) Includes options to acquire up to 27,607,500 Common Shares, exercisable within 60 days.

(12) Includes (i) all of the common stock that potentially may be issued upon the conversion of $4.0 million of 5% series A convertible preferred shares in an aggregate amount of 400 million shares, (ii) all of the common stock that potentially may be issued upon the conversion of $30.0 million under 10% convertible debentures at a conversion price of $0.1125 per share in an aggregate of 266,666,667 shares, (iii) all of the common stock that potentially may be issued upon the conversion of $1.5 million under a 5% convertible debenture at a conversion price of $0.028 per share in an aggregate of 53,571,429 shares and (iv) all of the common stock that potentially may be issued upon the exercise of 62,500,000 common share purchase warrants issued to the named selling stockholder and affiliates expiring June 23, 2010 at an exercise price of $0.16 per share, subject to adjustment in accordance with their respective terms. The 5% series A convertible preferred shares, the 5% and 10% convertible debentures and share purchase warrants contain contractual restrictions on Cornell Capital Partners' beneficial share ownership that prohibit Cornell Capital Partners and its affiliates from holding in excess of 4.99% of the Company's issued and outstanding stock.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

The services of Mr. Robert Rudman, Director, President, Chairman and Chief Executive Officer of the Company, are provided to the Company pursuant to a consulting agreement dated July 1, 2005. See "Consulting Agreement."

The services of Mr. Erwin Bartz, Vice President of Product Management, are provided to the Company pursuant to a Management Agreement dated January 3, 2001. See "Management Agreements and Termination of Employment and Change in Control Arrangements."

The services of Mr. Al Kozak, President and Chief Executive Officer of the Company, are provided to the Company pursuant to a Management Agreement dated May 1, 2003. See "Management Agreements and Termination of Employment and Change in control Arrangements."

The services of Mr. Shawn Lammers, Vice President of Engineering, are provided to the Company pursuant to a Management Agreement dated August 1, 1999. See "Management Agreements and Termination of Employment and Change in Control Arrangements."

The services of Mr. Jeff Finkelstein, Chief Financial Officer, are provided to the Company pursuant to a Management Agreement dated October 23, 2002. See "Management Agreements and Termination of Employment and Change in Control Arrangements."

The services of Mr. David Warkentin, Vice President of Sales and Marketing, are provided to the Company pursuant to a Management Agreement dated August 8, 2005. See "Management Agreements and Termination of Employment and Change in Control Arrangements."

Other than as listed below, the Company has not been a party to any transaction, proposed transaction, or series of transaction in which the amount involved exceeds $60,000, and in which, to the Company's knowledge, any of the Company's directors, officers, five percent beneficial security holders, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

Mr. Christiansen, a director of the Company, is a principal in Visionaire AS. During the fiscal year ended July 31, 2005, the Company incurred expenses of $60,000 for a research report prepared by Visionaire AS on various sensor applications.

The promoters of the Company are its directors and officers.

SUMMARY OF EXECUTIVE COMPENSATION

Particulars of compensation awarded to, earned by or paid to:

         (a)      the Company's chief executive officer (the "CEO");

         (b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds US.$100,000 per year; or

         (c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

(all such persons are referred to as the "Named Executive Officers") are set out in the summary compensation table below. Except as indicated, all dollar amounts set forth below with respect to the applicable year ended July 31, are expressed in United States dollars.

During fiscal 2005, six (6) individuals served as executive officers of the Company at various times: Robert Rudman, Al Kozak, Jeff Finkelstein, Erwin Bartz, Shawn Lammers, and John Taylor-Wilson. Mr. Taylor-Wilson earned less than $100,000 in total salary and bonuses during fiscal 2005, and, therefore, is not considered a "Named Executive Officer."

====================================================================================================================================
                                                     SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------------------------------------------------------------
                               Annual Compensation                             Long Term Compensation
-------------------- --------- --------------- ----------------- ------------- --------------------------- ----------- -------------
                                                                               Awards                      Payouts
-------------------- --------- --------------- ----------------- ------------- -------------- ------------ ----------- -------------
Name and Principal   Year      Salary          Bonus             Other         Securities     Restricted   LTIP        All Other
Position                                                         Annual        Underlying     Shares or    Payouts     Compen-sation
                                                                 Compen-sation(Options/       Restricted
                                                                               SARs  Granted  Share Units
                                                                               (#)
-------------------- --------- --------------- ----------------- ------------- -------------- ------------ ----------- -------------
Robert Rudman        2005      $215,568        $67,417 (2)       $0            5,840,000      $0           $0          $49,847 (3)

Chairman (Former     2004      $217,478        $0                $0            1,079,500      $0           $0          $0
President and
Chief Executive      2003      $194,543        $0                $0              232,000      $0           $0          $0
Officer)
-------------------- --------- --------------- ----------------- ------------- -------------- ------------ ----------- -------------
Al Kozak             2005      $177,162        $44,495 (4)       $0            4,540,000      $0           $0          $0

President and        2004      $164,983        $0                $0              683,000      $0           $0          $0
Chief Executive
Officer (Former      2003      $147,585        $0                $0              111,000      $0           $0          $0
Chief Operating
Officer)
-------------------- --------- --------------- ----------------- ------------- -------------- ------------ ----------- -------------
Jeff Finkelstein     2005      $125,748        $30,338 (5)       $0            3,000,000      $0           $0          $0

Chief Financial      2004      $ 97,490        $0                $0              329,600      $0           $0          $0
Officer
                     2003      $ 82,788        $0                $0               70,000      $0           $0          $0
-------------------- --------- --------------- ----------------- ------------- -------------- ------------ ----------- -------------
Erwin Bartz          2005      $130,053        $88,991 (5)       $0            3,000,000      $0           $0          $0

Vice-President,      2004      $121,113        $0                $0              390,000      $0           $0          $0
Product Management
                     2003      $108,341        $0                $0               55,000      $0           $0          $5,826(6)
-------------------- --------- --------------- ----------------- ------------- -------------- ------------ ----------- -------------
Shawn Lammers        2005      $120,452        $30,338 (5)       $0            3,000,000      $0           $0          $0

Vice-President,      2004      $108,739        $0                $0              332,600      $0           $0          $0
Engineering
                     2003      $ 94,589        $0                $0               15,100      $0           $0          $0
==================== ========= =============== ================= ============= ============== ============ =========== =============

* The average of the closing foreign exchange rates for fiscal 2005, as calculated by using the reported daily rates posted by the Federal Reserve Bank of New York, was CDN$1.2418 to every US$1.00. For the purposes of this table, executive compensation paid in Canadian currency to the Named Executive Officers has been converted into United States currency at the rate of CDN$1.2418 to every US$1.00

      (1) The value of perquisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus is not reported herein.

      (2) Represents the market value of 2,247,244 common shares issued as a stock bonus.

      (3) Represents consulting fees of $20,000 earned after Mr. Rudman's resignation as President and Chief Executive Officer and $29,847 in vacation pay paid.

      (4) Represents the market value of 1,483,181 common shares issued as a stock bonus.

      (5) Represents the market value of 1,011,260 common shares issued as a stock bonus.

      (6)   Mr. Bartz earned sales commissions of $5,826 in fiscal 2003.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of October 14, 2005.

=========================== ============================= ============================ ============================
                                                                                          Number of Securities
                             Number of Securities to be                                  Remaining Available for
                              Issued Upon Exercise of      Weighted-Average Exercise      Future Issuance Under
                                Outstanding Options,         Price of Outstanding       Equity Compensation Plans
                                Warrants and Rights          Options, Warrants and        (Excluding Securities
                                                                    Rights              Reflected in Column (a))
--------------------------- ----------------------------- ---------------------------- ----------------------------
Plan Category                           (a)                           (b)                          (c)
--------------------------- ----------------------------- ---------------------------- ----------------------------
Equity compensation plans            4,950,000                       $0.11                       696,400
approved by
securityholders
--------------------------- ----------------------------- ---------------------------- ----------------------------
Equity compensation plans           103,040,943                      $0.15                      1,649,890
not approved by
securityholders
--------------------------- ----------------------------- ---------------------------- ----------------------------
Total                               107,990,943                      $0.15                      2,346,290
=========================== ============================= ============================ ============================



OPTION/SAR GRANTS IN THE LAST FISCAL YEAR

======================== ============== ============= ============ =======================
Name                     Number of      % of Total    Exercise     Expiration Date
                                        Options/
                         Securities     SARs
                         Underlying     Granted to
                         Options/       Employees
                         SARs Granted   in Fiscal     Price
                         (#)            Year          ($/Share)
======================== ============== ============= ============ =======================
Robert Rudman            5,840,000       14.41%       $0.03        December 19, 2009
------------------------ -------------- ------------- ------------ -----------------------
Al Kozak                 4,540,000       11.20%       $0.03        December 19, 2009
------------------------ -------------- ------------- ------------ -----------------------
Jeff Finkelstein         3,000,000        7.40%       $0.03        December 19, 2009
------------------------ -------------- ------------- ------------ -----------------------
Erwin Bartz              3,000,000        7.40%       $0.03        December 19, 2009
------------------------ -------------- ------------- ------------ -----------------------
Shawn Lammers            3,000,000        7.40%       $0.03        December 19, 2009
======================== ============== ============= ============ =======================

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

======================= =============== ============= ================================== =================================
                                                      Number of Securities Underlying    Value of Unexercised
                                                      Unexercised Options/SARs at        In-the-Money Options/SARs at
                        Shares          Aggregate     FY-End (#)                         FY-end ($)
                        Acquired on     Value
Name                    Exercise (#)    Realized ($)  Exercisable / Unexercisable        Exercisable / Unexercisable
----------------------- --------------- ------------- ---------------------------------- ---------------------------------
                                                      Exercisable     Unexercisable      Exercisable       Unexercisable
----------------------- --------------- ------------- --------------- ------------------ ----------------- ---------------
 Robert Rudman           0               $0           7,409,000          0                $747,520          $0

 Jeff Finkelstein        0               $0           3,417,200          0                $581,120          $0

 Al Kozak                0               $0           5,466,000          0                $384,000          $0

 Erwin Bartz             0               $0           3,555,000          0                $384,000          $0

 Shawn Lammers           0               $0           3,392,700          0                $384,000          $0
======================= =============== ============= =============== ================== ================= ===============

There were no options held by the Named Executive Officers that were re-priced during the most recently completed fiscal year.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

On June 30, 2005, Robert Rudman resigned from his position as our President and Chief Executive Officer. He remains Chairman of our Board of Directors and entered into a consulting agreement with our Company, dated as of June 30, 2005, with us. Pursuant to the consulting agreement, Mr. Rudman will provide certain specified consulting services to us for a monthly fee of $20,000 (approximately CDN$23,800) per month. The consulting agreement will terminate on June 30, 2006 unless renewed by mutual agreement of the parties. On January 19, 2005, Mr. Rudman received a stock bonus of 2,247,244 shares of our common stock with a market value of $67,417.

Effective January 3, 2001, our Board of Directors approved a new management agreement with Erwin Bartz that calls for payment of a base salary of CDN$150,000 (approximately $126,000) per annum subject to increase from time to time plus incentive compensation as determined by our incentive compensation plan. Effective August 1, 2002, Mr. Bartz's salary was increased to CDN$161,500 (approximately $136,000) per annum plus a commission based on sales to and margins in the passenger car vehicle market. On June 21, 2005, Mr. Bartz received a stock bonus of 1,011,260 shares of our common stock with a market value of $88,991. Our incentive compensation plan expired on July 31, 2002. Effective August 1, 2004 Mr. Bartz no longer earned commission on sales. The agreement with Mr. Bartz requires us to pay a termination allowance in the event of the termination of Mr. Bartz' employment other than for just cause. The termination allowance is equal to the annual salary. On February 3, 2005, we amended Mr. Bartz's management agreement whereby in the event that the employment of Mr. Bartz is terminated within 12 months of an acquisition, hostile takeover or merger, and the termination is without cause, we, at our option, will either (i) pay upon termination an amount equal to the salary payable to Mr. Bartz of one year from the date of termination plus one month for each year of employment up to a maximum of two years or (ii) pay upon termination an amount equal to the salary payable on the termination date.

Effective August 1, 1999, our Board of Directors approved a new management agreement with Shawn Lammers, which calls for payment of a base salary of CDN$120,000 (approximately $101,000) per annum subject to increase from time to time plus incentive compensation as determined by our incentive compensation plan. Effective December 6, 2004, Mr. Lammers' salary was increased to CDN$152,000 (approximately $128,000) per annum. On January 19, 2005, Mr. Lammers received a stock bonus of 1,011,260 shares of our common stock with a market value of $30,338. Our incentive compensation plan expired on July 31, 2002. The agreement with Mr. Lammers requires us to pay a termination allowance in the event of the termination of Mr. Lammers' employment other than for just cause. The termination allowance is equal to the annual salary. On February 3, 2005 we amended Mr. Lammers' management agreement whereby in the event that the employment of Mr. Lammers is terminated within 12 months of an acquisition, hostile takeover or merger, and the termination is without cause, we, at our option, will either (i) pay upon termination an amount equal to the salary payable to Mr. Lammers of one year from the date of termination plus one month for each year of employment up to a maximum of two years or (ii) pay upon termination an amount equal to the salary payable on the termination date.

Effective May 1, 2002, our Board of Directors approved a new management agreement with Al Kozak, which calls for payment of a base salary of CDN$220,000 (approximately $185,000) per annum subject to increase from time to time plus incentive compensation as determined by our incentive compensation plan. On January 19, 2005, Mr. Kozak received a stock bonus of 1483,181 shares of our common stock with a market value of $44,495. Our incentive compensation plan expired on July 31, 2002. The agreement with Mr. Kozak requires us to pay a termination allowance in the event of the termination of Mr. Kozak's employment except for just cause. The termination allowance is equal to the annual salary. On February 3, 2005 we amended Mr. Kozak's management agreement whereby in the event that the employment of Mr. Kozak is terminated within 12 months of an acquisition, hostile takeover or merger, and the termination is without cause, we, at our option, will either (i) pay upon termination an amount equal to the salary payable to Mr. Kozak of one year from the date of termination plus one month for each year of employment up to a maximum of two-and-a-half years or
(ii) pay upon termination an amount equal to the salary payable on the termination date. On June 30, 2005, Mr. Kozak was elected by our Board of Directors as our new President and Chief Executive Officer.

Effective October 23, 2002, our Board of Directors approved a management agreement with Jeff Finkelstein, which calls for the payment of a base salary of CDN$120,000 (approximately $101,000) per annum subject to increase from time to time. Effective December 6, 2004, Mr. Finkelstein's salary was increased to CDN$170,000 (approximately $143,000) per annum. On January 19, 2005, Mr. Finkelstein received a stock bonus of 1,011,260 shares of our common stock with a market value of $30,338. This agreement with Mr. Finkelstein requires us to pay a termination allowance in the event of the termination of Mr. Finkelstein other than for just cause. The termination allowance is equal to the annual salary.

On February 3, 2005 we amended Mr. Finkelstein's management agreement whereby in the event that the employment of Mr. Finkelstein is terminated within 12 months of an acquisition, hostile takeover or merger, and the termination is without cause, we, at our option, will either (i) pay upon termination an amount equal to the salary payable to Mr. Finkelstein of one year from the date of termination plus one month for each year of employment up to a maximum of two-and-a-half years or (ii) pay upon termination an amount equal to the salary payable on the termination date.

Effective August 8, 2005, the Company's Board of Directors approved a management agreement with David Warkentin, which calls for payment of a base salary of CDN$130,000 (approximately $109,000) per annum plus quarterly commissions ranging from 5% to 100% of the base salary amount if certain predetermined performance criteria in connection with his duties as Vice President Sales and Marketing are met. Mr. Warkentin may, with the approval of the Company's compensation committee, elect to receive his salary, commission and termination allowance, if any, in such number of Common Shares as will be determined based on the five day average closing price for the Company's Common Shares. Pursuant to the agreement, the Company also issued to Mr. Warkentin a total of 2,000,000 stock options pursuant to the Company's 2004 Stock Incentive Plan (Non-U.S.), exercisable for five years at an exercise price equal to $0.16. Such options will vest over two years at an exercise price per share equal to $0.16 per share. Fifty percent of the options granted will vest one year from the date of the option agreement and the remaining fifty percent will vest two years from the date of the option agreement. The options will terminate, to the extent not previously exercised, five years after the date of the option agreement.

The agreement is subject to the following termination provisions:

In the event of Mr. Warkentin's termination for any reason other than for just cause after three months and within six months of the effective date of the management agreement, we must either continue to pay Mr. Warkentin's salary and provide benefits until three months from the date of termination or pay three months' salary in lieu of notice. In the event of termination for any reason other than for just cause six months after the effective date of the management agreement, but within twelve months of the effective date of the management agreement, we must either continue to pay Mr. Warkentin's salary and provide the benefits until six months from the date of termination or pay six months' salary in lieu of notice. In the event of termination for any reason other than for just cause twelve months after the effective date of the management agreement, but within twenty-four months of the effective date of the management agreement, we must either continue to pay Mr. Warkentin's salary and provide the benefits until nine months from the date of termination or pay nine months' salary in lieu of notice. In the event of termination for any reason other than for just cause twenty-four months after the effective date of the management agreement, we must either continue to pay Mr. Warkentin's salary and provide the benefits until twelve months from the date of termination or pay twelve months' salary in lieu of notice. Any stock options that have been granted but that have not yet vested shall immediately terminate, and vested options may be exercised for a period of 30 days only after the final payment.

Notwithstanding anything else in the management agreement, in the event that Mr. Warkentin's employment is terminated within eighteen months of an acquisition, a hostile takeover or a merger and the termination is without cause, we must either continue to pay the salary under the management agreement and provide benefits until the termination date or pay upon termination an amount equal to the salary payable to the termination date in lieu of notice. Any stock options that have been granted but that have not yet vested shall immediately vest at the date of the final payment of termination amounts, and may be exercised for a period of 30 days only after the final payment.

Other than as discussed above, the Company has no plans or arrangements in respect of remuneration received or that may be received by Named Executive Officers in fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $100,000 per Named Executive Officer.

OTHER COMPENSATION PLANS APPLICABLE TO DIRECTORS AND EXECUTIVE OFFICERS

Directors and executive officers have received from time to time incentive stock options to purchase Common Shares as awarded by the Board of Directors in consultation with the Compensation Committee.

Effective November 2, 2004 the Company revised its formal directors' compensation policy whereby directors are compensated for all meetings that they attend in person at the rate of $1,500 per day, which includes travel time to and from each meeting, and for all meetings that they participate by teleconference or other electronic means at the rate of $500 per day. Directors who participate in a meeting of any committee of the Board of Directors are entitled to compensation at the rate of $500 per day for attendance in person, and at the rate of $300 per day for participation by teleconference or other electronic means. Such fees are payable only if the meeting of the Board or of a committee of the Board, as the case may be, is more than one-half hour in duration. Directors are also entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.

The Company's Board of Directors may award special remuneration to any director undertaking any Extraordinary services on behalf of the Company other than services ordinarily required of a director.

Other than as indicated below, no director received and/or accrued any compensation for his services as a director, including committee participation and/or Extraordinary assignments.

There are no arrangements or plans in which the Company provides pension, retirement or similar benefits for directors or executive officers.

The Company has adopted eight formal stock incentive plans, two of which were approved by the Company's Shareholders at the Company's, two of which were approved at the Company's 2000 Annual General Meeting, two of which were adopted at the Company's 2002 Annual General Meeting, two of which were adopted by the Company's Board of Directors on August 11, 2003 two that were adopted by the Company's Board of Directors on December 8, 2004. Four of the stock incentive plans provide for awards to eligible employees of the Company or of any related entity who are resident in the United States and/or subject to taxation in the United States; the other four stock incentive plans provide for awards to all other eligible employees of the Company or of any related entity.

To date, the Company has granted to directors, officers, employees and consultants incentive stock options to purchase Common Shares subject to and in accordance with the prevailing policies of the stock exchange on which the Company's Common Shares were then listed. Options are granted based on the assessment by the Board of Directors and/or compensation committee of the optionee's past and present contribution to the success of the Company. These options are not transferable and are exercisable from the date granted until the earliest of (i) such number of years (up to ten years) from the date of the grant, (ii) such number of days following the death of the optionee as is specified in each optionee's option agreement.

Other than the management agreements, the advisory agreements and the stock incentive plans discussed herein, the Company presently has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors or executive officers, except for the commission that David Warkentin, VP Sales and Marketing, is entitled to based on achievement of certain sales targets.

There are no arrangements or plans in which the Company provides pension, retirement or similar benefits for directors or executive officers.

SECTION 16(a) REPORTING

Since the Company is a "foreign private issuer", its insiders are exempt from the reporting requirements of Section 16(a) of the United States Securities Exchange Act of 1934, as amended (the "1934 Act"). Among other things, Section 16(a) of the 1934 Act requires certain "reporting persons" of any issuer with any class of equity securities registered under Section 12 of the 1934 Act to file with the United States Securities and Exchange Commission reports of ownership and changes in ownership of securities of the registered class. Reporting persons consist of directors, executive officers and beneficial owners of more than 10% of the securities of the registered class. The Company is aware that certain persons who would be subject to such reporting requirements, but for the fact that the Company is a "foreign private issuer", have voluntarily filed reports under Section 16(a) of the 1934 Act during the year ended July 31, 2005. However, the Company is not in a position to comment on the completeness of such filings.

CODE OF ETHICS

Effective October 3, 2003, our Company's board of directors adopted a Code of Business Conduct and Ethics and Compliance Program that applies to, among other persons, our Company's President and Chief Executive Officer (being our principal executive officer), our Company's Chief Financial Officer (being our principal financial and accounting officer and controller), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

(1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2) full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

(3) compliance with applicable governmental laws, rules and regulations;

(4) the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

(5) accountability for adherence to the Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics requires, among other things, that all of our Company's personnel shall be accorded full access to our Chief Financial Officer with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our Company's personnel are to be accorded full access to our Company's Audit Committee if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by the Chief Financial Officer or by any person who would be considered an "insider" for the purposes of our Company's Insider Trading Compliance Policy by virtue of such person's relationship to the Chief Financial Officer.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our Company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our Company's Chief Financial Officer. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the Chief Financial Officer, the incident must be reported to any member of our Company's Audit Committee. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our Company policy to retaliate against any individual who reports in good faith the violation or potential violation of our Company's Code of Business Conduct and Ethics by another.

A copy of the Code of Business Conduct and Ethics was filed with the Securities and Exchange Commission on a Form 10-KSB on October 16, 2003. We will also provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to SmarTire Systems Inc., #150 - 13151 Vanier Place, Richmond, British Columbia, Canada V6V 2J1 or via e-mail at info@smartire.com.


INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at the end of the most recently completed fiscal year, no directors, executive officers or senior officers were indebted to the Company.

                                   PROPOSAL 5
                      APPROVAL OF 2005 STOCK INCENTIVE PLAN
                             UNITED STATES RESIDENTS

The Shareholders will be asked to pass an ordinary resolution, as evidenced by a majority of the votes cast at the Meeting, approving an additional formal stock incentive plan (the "2005 US Stock Incentive Plan").

The purpose of the 2005 US Stock Incentive Plan is to advance the interests of the Company by encouraging Eligible Employees who are resident in the United States and/or subject to taxation in the United States to acquire shares of the Company, thereby increasing their proprietary interest in the

Company, encouraging them to remain associated with the Company and furnishing them with additional incentive to advance the interests of the Company in the conduct of their affairs.

The 2005 US Stock Incentive Plan provides for the granting to the Eligible Employees of such Awards as the Administrator (being the Board of Directors of the Company or a committee of the Board of Directors appointed to act in such capacity) may from time to time approve.

The 2005 US Stock Incentive Plan will become effective upon its adoption by the Board of Directors in December, 2005. It will provide by its terms that it is to continue in effect for a term of ten (10) years unless sooner terminated.

Any Incentive Stock Options granted by the Administrator prior to the ratification of the 2005 US Stock Incentive Plan by the Shareholders have been, and shall be, granted subject to approval of the 2005 US Stock Incentive Plan by the holders of a majority of the Company's outstanding voting shares, voting either in person or by proxy at a duly held shareholders' meeting within twelve
(12) months before or after its adoption by the Board of Directors of the Company. If such Shareholder approval is not obtained, 2005 US Stock Incentive Plan will remain in effect, but all Incentive Stock Options (as defined below) granted prior to and after the Meeting shall be considered to have been validly granted and issued as Non-Qualified Stock Options (as defined below), and any Incentive Stock Options granted to Eligible Employees will not be eligible for the exclusion set forth in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), with respect to the deductibility by the Company of certain compensation.

         The highlights of the 2005 US Stock Incentive Plan are as follows:

         (a) the Administrator will be the Board of Directors of the Company or a committee of the Board of Directors appointed to act in such capacity;

         (b) subject to applicable laws, including the rules of any applicable stock exchange or national market system, the Administrator will be authorized to award any type of Award to an Eligible Employee (a "Grantee") that is not inconsistent with the provisions of the 2005 US Stock Incentive Plan, and that by its terms involves or may involve the issuance of:

                  (i) Common Shares of the Company (including "Performance Shares" which may be earned in whole or in part upon attainment of performance criteria established by the Administrator),

                  (ii) a stock option (an "Option") entitling the Grantee to purchase Common Shares of the Company,

                  (iii) a stock appreciation right (an "SAR") entitling the Grantee to acquire such number of Common Shares of the Company or such cash compensation as will be determined by reference to any appreciation in the value of the Company's Common Shares in accordance with terms to be established by the Administrator,

                  (iv) any right similar to an SAR, with a fixed or variable price related to the Fair Market Value (as defined in the 2003 US Stock Incentive Plan - see below) of the Company's Common Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions,

                  (v) restricted stock issuable for such consideration (if any) and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions to be established by the Administrator,

                  (vi) "Performance Units" which may be earned in whole or in part upon attainment of performance criteria established by the Administrator and which may be settled in cash, Common Shares or other securities, or a combination of cash, Common Shares or other securities, as established by the Administrator,

                  (vii) any other security with the value derived from the value of the Company's Common Shares, or

                  (viii)   any combination of the foregoing;

         (c) the maximum number of Common Shares of the Company that will be issuable pursuant to all Awards granted under the 2005 US Stock Incentive Plan will be 10,000,000 shares;

         (d) no insider of the Company will be eligible to receive an Award where:

                  (i) the insider is not a Director or senior officer of the Company and the Award is an Option that would otherwise be granted to the insider as a consultant of the Company, or

                  (ii) any Award, together with all of the Company's other previously established or proposed Awards could result at any time in: (A) the number of Common Shares reserved for issuance pursuant to Options granted to insiders exceeding 10% of the outstanding issue of the Company's Common Shares, or (B) the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the outstanding issue of the Company's Common Shares;

                  provided, however, that this restriction on the eligibility of insiders to receive an Award will cease to apply if it is no longer required under any applicable laws, including the rules of an applicable stock exchange or a national market system;

         (e) the maximum number of Common Shares with respect to which Options and SARs may be granted to any employee in any fiscal year of the Company will be five percent (5%) of the outstanding Common Shares, subject to adjustment in certain circumstances;

         (f) each Award will be subject to a separate Award Agreement to be executed by the Company and the Grantee, which shall specify the term of the Award;

         (g) the exercise or purchase price, if any, of an Award will be determined by the Administrator in compliance with applicable laws, including the rules of an applicable stock exchange or national market system;

         (h)      the term of an Option will be no more than ten years;

         (i) if the exercise price or any tax required to be withheld in respect of an Option is satisfied by the Company or the Grantee's employer withholding shares otherwise deliverable to the Grantee, the Administrator may issue the Grantee an additional Option, subject to terms identical to the Award Agreement under which the Option was exercised, but at an exercise price as determined by the Administrator in accordance with the 2005 US Stock Incentive Plan;

         (j) an Option may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution, and may be exercised during the lifetime of the Grantee only by the Grantee;

         (k) other Awards will be transferable to the extent provided in the relevant Award Agreements;

         (l) subject to applicable laws, including the rules of an applicable stock exchange or national market system, an Award Agreement may permit a Grantee to exercise an Award for a specified period following termination of the Grantee as an Eligible Employee, in which event the Award will terminate to the extent it is not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first;

         (m) the Administrator may at any time offer to buy out a previously granted Award for a payment in cash or Common Shares of the Company;

         (n) the Administrator may issue Awards in settlement, assumption or substitution for outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity, whether by merger, stock purchase, asset purchase or other form of transaction;

         (o) the number of Common Shares issuable under the 2005 US Stock Incentive Plan, including the number of shares issuable under any outstanding Awards, is subject to adjustment in certain circumstances, including certain changes in the Company's share capital;

         (p) subject to applicable laws, including the rules of an applicable stock exchange or national market system, the consideration to be paid for the shares to be issued upon exercise or purchase of an Award, including the method of payment, will be determined by the Administrator (and, in the case of an Option, will be determined at the time of grant); provided that, in addition to any other types of consideration the Administrator may determine, the Administrator will be authorized to accept as consideration for the shares:

                  (i)      cash;

                  (ii)     check;

                  (iii) surrender of shares of the Company or delivery of a properly executed form of attestation of ownership of shares of the Company as the Administrator may require (including withholding of shares otherwise deliverable upon exercise of the Award) which have a fair market value on the date of surrender or attestation equal to the aggregate exercise price of the shares as to which the Award will be exercised (but only to the extent that such exercise of the Award would not result in an accounting compensation charge with respect to the shares used to pay the exercise price unless otherwise determined by the Administrator); or

                  (iv)     any combination of the foregoing methods of payment;

         (q) the Board of Directors of the Company may at any time amend, suspend or terminate the 2005 US Stock Incentive Plan, subject to such shareholder approval as may be required by applicable laws, including the rules of an applicable stock exchange or national market system, provided that:

                  (i) no Award may be granted during any suspension of the 2005 US Stock Incentive Plan or after termination of the 2005 US Stock Incentive Plan; and

                  (ii) any amendment, suspension or termination of the 2005 US Stock Incentive Plan will not affect Awards already granted, and such Awards will remain in full force and effect as if the 2005 US Stock Incentive Plan had not been amended, suspended or terminated, unless mutually agreed otherwise between the Grantee and the Administrator, which agreement will have to be in writing and signed by the Grantee and the Company; and

         (r) "Fair Market Value" is defined to mean the value of the Company's Common Shares determined as of any date as follows::

                  (i) where a public market exists for the Company's Common Shares, the Fair Market Value shall be (A) the closing price for a share of the Company for the last market trading day prior to the time of the determination (or, if no closing price was reported on that date, on the last trading date on which a closing price was reported) on the stock exchange determined by the Administrator to be the primary market for the Company's Common Shares or the Nasdaq National Market, whichever is applicable, or (B) if the Company's Common Shares are not traded on any such exchange or national market system, the average of the closing bid and asked prices of a share of the Company on the Nasdaq SmallCap Market for the day prior to the time of the determination (or, if no such prices were reported on that date, on the last date on which such prices were reported), in each case, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

                  (ii) in the absence of an established market for the Company's Common Shares of the type described above, the Fair Market Value shall be determined by the Administrator in good faith.

         (s) "Parent" means a "parent corporation" as defined in section 424(e) of the Code, and "Subsidiary" means a "subsidiary corporation" as defined in section 424(f) of the Code;

         (t) under the 2005 US Stock Incentive Plan, Options may be granted as either incentive stock options under section 422 of the Code and the regulations thereunder (the "Incentive Stock Options") or non-incentive stock options under section 18 of the Code (the "Non-Qualified Stock Options");

         (u) the specific provisions under the 2005 US Stock Incentive Plan which apply to Incentive Stock Options include the following:

                  (i) if granted to a Grantee who at the time of the grant owns stock representing more than ten percent of the voting power of all classes of the Company or any Parent or Subsidiary, an Incentive Stock Option will be limited to a maximum term of five years, and will be subject to an exercise price per share which may not be less than the fair market value of the Company's Common Shares on the date of the grant;

                  (ii) an Incentive Stock Option granted to any other Grantee may be granted for a term not exceeding ten years at an exercise price per share which may not be less than the fair market value of the Company's Common Shares on the date of the grant;

                  (iii) if the aggregate fair market value of Common Shares subject to Incentive Stock Options which become exercisable for the first time by a Grantee (under all plans of the Company or any Parent or Subsidiary) exceeds US$100,000 during any calendar year, the Incentive Stock Options to which such excess value is attributable will be treated as Non-Qualified Stock Options; and

                  (iv) any Incentive Stock Option which is not exercised following the Grantee's termination as an Eligible Employee within the time permitted by law will automatically convert to a Non-Qualified Stock Option and will thereafter be exercisable for the period specified under the relevant Award Agreement;

         (v) Non-Qualified Stock Options may be granted for a term not exceeding ten years, and unless otherwise determined by the Administrator, the exercise price per share may not be less than the Fair Market Value of the Company's Common Shares on the date of the grant; and

         (w) the 2005 US Stock Incentive Plan has specific provisions which apply to grants of Awards intended to qualify as "performance-based compensation", as defined under section 162(m) of the Code, to any employees who are "covered employees" for the purposes of section 162(m)(3) of the Code:

                  (i) the exercise or purchase price per share, if any, of such an Award may not be less than the fair market value of the Company's Common Shares on the date of the grant; and

                  (ii) grants of such Awards may only be made by a committee (or a subcommittee of a committee) which is comprised solely of two or more directors eligible under the Code to serve on a committee responsible for making Awards of performance based compensation.

The following is a table representing the anticipated allocation of the 2005 US Stock Incentive Plan:

======================== ============== ===============
Name and Position        Anticipated    Anticipated
                         Dollar         Number of
                         Value ($)(1)   Shares(1)
======================== ============== ===============
William Cronin,
Director                 $168,000(2)    1,050,000

Robert Rudman,
Director                 $228,000(2)    1,425,000
------------------------ -------------- ---------------
Martin Gannon, Director  $168,000(2)    1,050,000
------------------------ -------------- ---------------
Robin Humphreys,
Employee                 $80,000(2)     500,000
------------------------ -------------- ---------------
Total (Executive Group)  $516,000(2)    3,225,000
------------------------ -------------- ---------------
Total (Non-Executive
Group)                   $80,000(2)      500,000
------------------------ -------------- ---------------

(1) Represents anticipated amounts which are subject to change pursuant to shareholder and Compensation Committee approval.

(2) Based upon the greater of a closing price of $0.084 and $0.16 per share of our common stock on October 14, 2005.

A copy of the 2005 US Stock Incentive Plan is attached as Exhibit "B".


INTEREST OF CERTAIN PERSONS AND OTHERS IN MATTERS TO BE ACTED UPON

Save and except the foregoing, or as disclosed elsewhere in this Proxy Statement and Information Circular, since August 1, 2005, being the commencement of the Company's last completed fiscal year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

         (a)      any director or senior officer of the Company;

         (b) any proposed nominee for election as a director of the Company;

         (c) any Shareholder holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

         (d)      any associate or affiliate of any of the foregoing persons.

AVAILABLE DOCUMENTS

A copy of each of the following documents is available on the U.S. Securities and Exchange website at www.sec.gov/ or by request from the Corporate Secretary of the Company at the Company's principal executive office at #150 - 13151 Vanier Place, Richmond, British Columbia, Canada, V6V 2J1, telephone (604) 276-9884:

         (1) the Company's latest Annual Report on Form 10-KSB filed under the United States Securities Exchange Act of 1934, which report has also been filed with the British Columbia Securities Commission pursuant to section 153 of the British Columbia Securities Rules;

         (2) the comparative financial statements of the Company for the Company's most recently completed fiscal year in respect of which such financial statements have been issued together with the accompanying report of the auditors and any interim financial statements of the Company required by law and issued subsequent to such comparative financial statements; and

         (3) the Information Circular of the Company dated as of November 8, 2005 in connection with the Annual General Meeting of Shareholders held on December 9, 2005.

subject to (i) in the case of persons who are not securities holders of the Company, the payment of a reasonable charge and (ii) in any event, that the Company may require payment of a reasonable charge for exhibits to the annual Report on Form 10-KSB.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Proxy Statement and Information Circular have been approved and the mailing thereof to the Shareholders of the Company has been authorized by the Board of Directors of the Company.

ANNUAL REPORT

The Annual Report to the Shareholders of the Company for the fiscal year ended July 31, 2005, is being mailed to the Shareholders concurrently herewith, but such report is not incorporated into this Proxy Statement and Information Circular and is not deemed to be part of the proxy solicitation materials.

TRANSACTION OF OTHER BUSINESS

As of the date of this Proxy Statement, the Board of Directors is not aware of any matters other than those set forth herein and in the Notice of Annual and Special Meeting of Shareholders that will come before the Meeting. Should any other matters arise requiring the vote of Shareholders, it is intended that proxies will be voted in respect thereto in accordance with the best judgement of the person or persons voting the proxies.

SHAREHOLDER PROPOSALS FOR THE 2006 ANNUAL MEETING

All proposals of Shareholders intended to be included in the Company's proxy statement and form of proxy relating to the annual meeting of the Company's Shareholders for the year ending July 31, 2006 (the "2006 Annual Meeting") must be received by the Company no later than July 3, 2006 (assuming that the 2006 Annual Meeting is held on a date that is within 30 days from the anniversary date of the Meeting of Shareholders to be held on December 9, 2005). All such proposals must comply with the requirements of Regulation 14A of the Securities Exchange Act of 1934, as amended, and Section 138 of the Business Corporations Act (Yukon Territory) both of which set forth specific requirements and limitations applicable to nominations and proposals at annual meetings of shareholders

For any shareholder proposal that is not submitted for inclusion in the Company's proxy statement and form of proxy relating to the 2006 Annual Meeting pursuant to the processes of Rule 14a-8 of the Securities Exchange Act of 1934, notice of such proposal must be received by the Company no later than June 5, 2006 (assuming that the 2006 Annual Meeting is held on a date that is within 30 days from the date of the Meeting of Shareholders to be held on December 9,
2005); otherwise, the Company's management may exercise, pursuant to Rule 14a-4(c)(1) under the Securities Exchange Act of 1934, discretionary voting authority under proxies it solicits for the 2006 Annual Meeting.

All shareholder proposals, notices and requests should be made in writing and sent via registered, certified or express mail, to the Company's principal offices at Suite #150, 13151 Vanier Place, Richmond, British Columbia, Canada V6V 2J1.

With respect to business to be brought before the 2005 Annual Meeting to be held on December 9, 2005, we have not received any notices from shareholders that we were required to include in this proxy statement.

Please return your proxy as soon as possible. Unless a quorum, consisting of at least one tenth of the outstanding shares entitled to vote, is represented at the meeting no business can be transacted. Therefore, please be sure to date and sign your proxy exactly as your name appears on your stock certificate and return it in the enclosed envelope. Please act promptly to ensure that you will be represented at this important Meeting.

DATED at Richmond, British Columbia this 8th day of November, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

/s/Jeff Finkelstein
-----------------------------
JEFF FINKELSTEIN
CHIEF FINANCIAL OFFICER AND CORPORATE SECRETARY

                                   EXHIBIT "A"


                        2005 STOCK INCENTIVE PLAN (U.S.)


1.       PURPOSE

The purpose of this 2005 U.S. Stock Incentive Plan of SmarTire Systems Inc. (the "Company") is to advance the interests of the Company by encouraging Eligible Employees (as herein defined) to acquire shares of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnish them with additional incentive in their efforts of the Company in the conduct of their affairs.

This Plan is specifically designed for Eligible Employees of the Company who are residents of the United States and/or subject to taxation in the United States, although Awards under this Plan may be issued to other Eligible Employees.

2.       DEFINITIONS

As used herein, the following definitions shall apply:

        (a) "Administrator" means the Board or a Committee of the Board duly appointed by the Board as the Administrator hereof;

        (b) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act.

        (c) "Applicable Laws" means the legal requirements relating to the administration of stock incentive plans, if any, under applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any foreign jurisdiction applicable to Awards granted to residents therein.

        (d) "Award" means the grant of an Option, SAR, Restricted Stock or other right or benefit under the Plan.

        (e) "Award Agreement" means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

        (f)       "Board" means the Board of Directors of the Company.

        (g) "Cause" means, with respect to the termination by the Company or a Related Entity of the Grantee's Continuous Service, that such termination is for `Cause' as such term is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Grantee's:

                  (i) refusal or failure to act in accordance with any specific, lawful direction or order of the Company or a Related Entity;

                  (ii) unfitness or unavailability for service or unsatisfactory performance (other than as a result of Disability);

                  (iii) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity;

                  (iv) dishonesty, intentional misconduct or material breach of any agreement with the Company or a Related Entity; or

                  (v) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person.

         (h) "Change in Control" means a change in ownership or control of the Company effected through either of the following transactions:

                  (i) the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's shareholders which a majority of the Continuing Directors who are not Affiliates or Associates of the offeror do not recommend such shareholders accept, or

                  (ii) a change in the composition of the Board over a period of thirty-six (36) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors.

         (i) "Code" means the U.S. Internal Revenue Code of 1986, as amended.

         (j) "Committee" means any committee appointed by the Board to administer the Plan.

         (k)      "Common Stock" means the common stock of the Company.

         (l) "Company" means SmarTire Systems Inc., a Yukon Territory company.

         (m) "Consultant" means any person (other than an Employee or, solely with respect to rendering services in such person's capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

         (n)      "Continuing Directors" means members of the Board who either
                  (i) have been Board members continuously for a period of at least thirty-six (36) months or (ii) have been Board members for less than thirty-six (36) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

         (o) "Continuous Service" means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant, is not interrupted or terminated. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers between locations of the Company or among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract.

         (p) "Corporate Transaction" means any of the following transactions:

                  (i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is organized;

                  (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company (including the capital stock of the Company's subsidiary corporations) in connection with the complete liquidation or dissolution of the Company; or

                  (iii) any reverse merger in which the Company is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger.

         (q) "Covered Employee" means an Employee who is a "covered employee" under Section 162(m)(3) of the Code.

         (r) "Director" means a member of the Board or the board of directors of any Related Entity.

         (s) "Disability" means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

         (t) "Eligible Employee" means any person who is an Officer, a Director, an Employee or a Consultant.

         (u) "Employee" means any person, including an Officer or Director, who is a full-time or part-time employee of the Company or any Related Entity.

         (v) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

         (w) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

                  (i) Where there exists a public market for the Common Stock, the Fair Market Value shall be (A) the closing price for a Share for the last market trading day prior to the time of the determination (or, if no closing price was reported on that date, on the last trading date on which a closing price was reported) on the stock exchange determined by the Administrator to be the primary market for the Common Stock or (B) if the Common Stock is not traded on any such exchange or national market system, the average of the closing bid and asked prices of a Share on the Nasdaq Small Cap Market for the day prior to the time of the determination (or, if no such prices were reported on that date, on the last date on which such prices were reported), in each case, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

                  (ii) In the absence of an established market for the Common Stock of the type described in paragraph 2.(w)(i), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

         (x) "Grantee" means an Eligible Employee who receives an Award pursuant to an Award Agreement under the Plan.

         (y) "Incentive Stock Option" means an Option within the meaning of
Section 422 of the Code.

         (z) "Insider" means:

                  (i) a Director or Senior Officer of the Company;

                  (ii) a Director or Senior Officer of a person that is itself an Insider or Subsidiary of the Company;

                  (iii) a person that has:

                           A.       direct or indirect beneficial ownership of,

                           B.       control or direction over, or

                           C.       a combination of direct or indirect
                                    beneficial ownership of and control or
                                    direction over

                           securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution, or

                  (iv) the Company itself, if it has purchased, redeemed or otherwise acquired any securities of its own issue, for so long as it continues to hold those securities.

         (aa) "Non-Qualified Stock Option" means an Option which is not an Incentive Stock Option.

         (bb) "Officer" means a person who is an officer, including a Senior Officer, of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

         (cc) "Option" means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

         (dd) "Parent" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

         (ee) "Performance - Based Compensation" means compensation qualifying as "performance-based compensation" under Section 162(m) of the Code.

         (ff) "Performance Shares" means Shares or an Award denominated in Shares which may be earned in whole or in part upon attainment of performance criteria established by the Administrator.

         (gg) "Performance Units" means an Award which may be earned in whole or in part upon attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

         (hh)     "Plan" means this 2005 Stock Incentive Plan.

         (ii) "Related Entity" means any Parent, Subsidiary and any business, corporation, partnership, limited liability company or other entity in which the Company, a Parent or a Subsidiary holds a substantial ownership interest, directly or indirectly.

         (jj) "Restricted Stock" means Shares issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

         (kk) "SAR" means a stock appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Common Stock.

         (ll)     "Senior Officer" means:

                  (i) the chair or vice chair of the Board, the president, a vice-president, the secretary, or the treasurer of the Company;

                  (ii) any individual who performs functions for a person similar to those normally performed by an individual occupying any office specified in paragraph 2.(ll)(i) above, and

                  (iii) the five (5) highest paid employees of the Company, including any individual referred to in paragraph 2.(ll)(i) or 2.(ll)(ii) and excluding a commissioned salesperson who does not act in a managerial capacity.

         (mm) "Share" means a share of the Common Stock.

         (nn) "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

         (oo) "Related Entity Disposition" means the sale, distribution or other disposition by the Company of all or substantially all of the Company's interests in any Related Entity effected by a sale, merger or consolidation or other transaction involving that Related Entity or the sale of all or substantially all of the assets of that Related Entity.

3.       STOCK SUBJECT TO THE PLAN

Subject to the provisions of Section 10, below, the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Options) is Ten million (10,000,000) Shares. The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Common Stock. Any Shares covered by an Award (or portion of an Award) which is forfeited or cancelled, expires or is settled in cash, shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if Shares are forfeited or repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan.

No Insider of the Company is eligible to receive an Award where:

         (a) Insiders are not Directors or Senior Officers of the Company and receiving Options as Consultants of the Company;

         (b) any Award, together with all of the Company's other previously established or proposed Awards could result at any time in:

                  (i) the number of Shares reserved for issuance pursuant to Options granted to Insiders exceeding 10% of the outstanding issue of Common Stock; or

                  (ii) the issuance to Insiders, within a one year period of a number of Shares exceeding 10% of the outstanding issue of the Common Stock;

provided, however, that this restriction on the eligibility of Insiders to receive an Award will cease to apply if it is no longer required under any Applicable Laws.

4.       ADMINISTRATION

         (a)      Plan Administrator

                  (i) Administration with Respect to Eligible Employees. With respect to grants of Awards to Eligible Employees, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

                  (ii) Administration With Respect to Covered Employees. Notwithstanding the foregoing, grants of Awards to any Covered Employee intended to qualify as Performance-Based Compensation shall be made only by a Committee (or subcommittee of a Committee) which is comprised solely of two or more Directors eligible to serve on a committee making Awards qualifying as Performance-Based Compensation. In the case of such Awards granted to Covered Employees, references to the "Administrator" or to a "Committee" shall be deemed to be references to such Committee or subcommittee.

                  (iii) Administration Errors. In the event an Award is granted in a manner inconsistent with the provisions of this subsection 4.(a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

         (b) Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

                  (i) to select the Eligible Employees to whom Awards may be granted from time to time hereunder;

                  (ii) to determine whether and to what extent Awards are granted hereunder;

                  (iii) to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

                  (iv) to approve forms of Award Agreements for use under the Plan;

                  (v) to determine the terms and conditions of any Award granted hereunder;

                  (vi) to amend the terms of any outstanding Award granted under the Plan, including a reduction in the exercise price (or base amount on which appreciation is measured) of any Award to reflect a reduction in the Fair Market Value of the

                           Common Stock since the grant date of the Award, provided that any amendment that would adversely affect the Grantee's rights under an outstanding Award shall not be made without the Grantee's written consent;

                  (vii) the Administrator shall have the right to suspend the right of a holder to exercise all or part of a stock option for any reason that the Administrator considers in the best interest of the Company;

                  (viii) to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable foreign jurisdictions and to afford Grantees favourable treatment under such laws; provided, however, that no Award shall be granted under any such additional terms, conditions, rules or procedures with terms or conditions which are inconsistent with the provisions of the Plan; and

                  (ix) to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

         (c) Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be conclusive and binding on all persons.

5.       ELIGIBILITY

Options and Awards other than Options may be granted to Eligible Employees. An Eligible Employee who has been granted an Award may, if otherwise eligible, be granted additional Awards.

6.       TERMS AND CONDITIONS OF AWARDS

         (a) Type of Awards. The Administrator is authorized under the Plan to award any type of arrangement to an Eligible Employee that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) an Option, (iii) a SAR or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or (iv) any other security with the value derived from the value of the Shares. Such awards include, without limitation, Options, SARs, sales or bonuses of Restricted Stock, Performance Units or Performance Shares, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

         (b) Designation of Award. Each Award shall be designated in the Award Agreement. In the case of an Option, the Option shall be designated as either an Incentive Stock Option or a Non-Qualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of Shares subject to Options designated as Incentive Stock Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000 such excess Options, to the extent of the Shares covered thereby in excess of the foregoing limitation, shall be treated as Non-Qualified Stock Options. For this purpose, Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the date the Option with respect to such Shares is granted.

         (c) Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria. The performance criteria established by the Administrator may be based on any one of, or combination of, increase in share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measures of performance selected by the Administrator. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.

         (d) Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, stock purchase, asset purchase or other form of transaction.

         (e) Deferral of Award Payment. The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

         (f) Award Exchange Programs. The Administrator may establish one or more programs under the Plan to permit selected Grantees to exchange an Award under the Plan for one or more other types of Awards under the Plan on such terms and conditions as determined by the Administrator from time to time.

         (g) Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

         (h) Individual Option and SAR Limit. The maximum number of Shares with respect to which Options and SARs may be granted to any Employee in any fiscal year of the Company shall be five percent (5%) of the outstanding Shares. The foregoing limitation shall be adjusted proportionately in connection with any change in the Company's capitalization pursuant to
                  Section 10, below.

         (i) Early Exercise. The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Eligible Employee to exercise any part or all of the Award prior to full vesting of the Award. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favour of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

         (j) Term of Award. The term of each Award shall be the term stated in the Award Agreement, provided, however, that the term of an Option shall be no more than ten (10) years from the date of grant thereof. However, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five
                  (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement.

         (k) Transferability of Awards. Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee; provided, however, that the Grantee may designate a beneficiary of the Grantee's Option in the event of the Grantee's death on a beneficiary designation form provided by the Administrator. Other Awards shall be transferable to the extent provided in the Award Agreement.

         (l) Time of Granting Awards. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other date as is determined by the Administrator. Notice of the grant determination shall be given to each Employee, Director or Consultant to whom an Award is so granted within a reasonable time after the date of such grant.

7.       AWARD EXERCISE OR PURCHASE PRICE, CONSIDERATION, TAXES AND RELOAD
         OPTIONS

         (a) Exercise or Purchase Price. The exercise or purchase price, if any, for an Award shall be as follows:

                  (i)      In the case of an Incentive Stock Option:

                           A. granted to an Eligible Employee who, at the time of the grant of such Option owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be not less than hundred ten percent (110%) of the Fair Market Value per Share on the date of grant; or

                           B. granted to any Eligible Employee other than an Eligible Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

                  (ii) In the case of a Non-Qualified Stock Option, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant unless otherwise determined by the Administrator.

                  (iii) In the case of Awards intended to qualify as Performance-Based Compensation, the exercise or purchase price, if any, shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

                  (iv) In the case of other Awards, such price as is determined by the Administrator.

         (b) Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator (and, in the case of an Option, shall be determined at the time of grant). In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

                  (i)      cash;

                  (ii)     check;

                  (iii) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require (including withholding of Shares otherwise deliverable upon exercise of the Award) which have a Fair

                           Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised (but only to the extent that such exercise of the Award would not result in an accounting compensation charge with respect to the Shares used to pay the exercise price unless otherwise determined by the Administrator); or

                  (iv)     any combination of the foregoing methods of payment.

         (c) Taxes. No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any foreign, federal, state, or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares or the disqualifying disposition of Shares received on exercise of an Option. Upon exercise of an Award, the Company shall withhold or collect from Grantee an amount sufficient to satisfy such tax obligations.

         (d) Reload Options. In the event the exercise price or tax withholding of an Option is satisfied by the Company or the Grantee's employer withholding Shares otherwise deliverable to the Grantee, the Administrator may issue the Grantee an additional Option, with terms identical to the Award Agreement under which the Option was exercised, but at an exercise price as determined by the Administrator in accordance with the Plan.

8.       EXERCISE OF AWARD

         (a)      Procedure for Exercise; Rights as a Shareholder.

                  (i) Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

                  (ii) An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is received by the Company. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to Shares subject to an Award, notwithstanding the exercise of an Option or other Award. The Company shall issue (or cause to be issued) such stock certificate promptly upon exercise of the Award. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in the Award Agreement or Section 10, below.

         (b)      Exercise of Award Following Termination of Continuous Service.

                  (i) An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee's Continuous Service only to the extent provided in the Award Agreement.

                  (ii) Where the Award Agreement permits a Grantee to exercise an Award following the termination of the Grantee's Continuous Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

                  (iii) Any Award designated as an Incentive Stock Option to the extent not exercised within the time permitted by law for the exercise of Incentive Stock Options following the termination of a Grantee's Continuous Service shall convert automatically to a Non-Qualified Stock Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

         (c) Buyout Provisions. The Administrator may at any time offer to buy out for a payment in cash or Shares, an Award previously granted, based on such terms and conditions as the Administrator shall establish and communicate to the Grantee at the time that such offer is made.

9.       CONDITIONS UPON ISSUANCE OF SHARES

         (a) Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

         (b) As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

10.      ADJUSTMENTS UPON CHANGES IN CAPITALIZATION

Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other reorganization transaction with respect to Common Stock to which Section 424(a) of the Code applies; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been effected without receipt of consideration. Such adjustment shall be made by the Administrator and its determination shall be final, binding and conclusive. Except as the Administrator determines, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

11.      CORPORATE TRANSACTIONS/CHANGES IN CONTROL/RELATED ENTITY DISPOSITIONS

Except as may be provided in an Award Agreement:

         (a) The Administrator shall have the authority, exercisable either in advance of any actual or anticipated Corporate Transaction, Change in Control or Related Entity Disposition or at the time of an actual Corporate Transaction, Change in Control or Related Entity Disposition and exercisable at the time of the grant of an Award under the Plan or any time while an Award remains outstanding, to provide for the full automatic vesting and exercisability of one or more outstanding unvested Awards under the Plan and the release from restrictions on transfer and repurchase or forfeiture rights of such Awards in connection with a Corporate Transaction, Change in Control or Related Entity Disposition, on such terms and conditions as the Administrator may specify. The Administrator also shall have the authority to condition any such Award vesting and exercisability or release from such limitations upon the subsequent termination of the Continuous Service of the Grantee within a specified period following the effective date of the Corporate Transaction, Change in Control or Related Entity Disposition. The Administrator may provide that any Awards so vested or released from such limitations in connection with a Change in Control or Related Entity Disposition, shall remain fully exercisable until the expiration or sooner termination of the Award. Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate unless assumed by the successor company or its parent.

         (b) The portion of any Option accelerated under this Section 11 in connection with a Corporate Transaction, Change in Control or Related Entity Disposition shall remain exercisable as an Incentive Stock Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded. To the extent such dollar limitation is exceeded, the accelerated excess portion of such Option shall be exercisable as a Non-Qualified Stock Option.

12.      EFFECTIVE DATE AND TERM OF PLAN

         (a) The Plan shall become effective upon its adoption by the Board of Directors of the Company. It shall continue in effect for a term of ten (10) years unless sooner terminated. Subject to Applicable Laws, Awards may be granted under the Plan upon its becoming effective.

         (b) Any Incentive Stock Options granted by the Administrator prior to the ratification of this Plan by the shareholders of the Company shall be granted subject to approval of this Plan by the holders of a majority of the Company's outstanding voting shares, voting either in person or by proxy at a duly held shareholders' meeting within twelve (12) months before or after its adoption by the Board of Directors of the Company. If such shareholder approval is not sought, or is sought and is not obtained, all Incentive Stock Options granted prior thereto and thereafter shall be considered Non-Qualified Stock Options and any Incentive Stock Options granted to Employees will not be eligible for the exclusion set forth in Section 162(m) of the Code with respect to the deductibility by the Company of certain compensation.

13.      AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

         (a) The Board may at any time amend, suspend or terminate the Plan. To the extent necessary to comply with Applicable Laws, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required.

         (b) No Award may be granted during any suspension of the Plan or after termination of the Plan.

         (c) Any amendment, suspension or termination of the Plan (including termination of the Plan under Section 13(a), above) shall not affect Awards already granted, and such Awards shall remain in full force and effect as if the Plan had not been amended, suspended or terminated, unless mutually agreed otherwise between the Grantee and the Administrator, which agreement must be in writing and signed by the Grantee and the Company.

14.      RESERVATION OF SHARES

         (a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

         (b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

15.      NO EFFECT ON TERMS OF EMPLOYMENT/CONSULTING RELATIONSHIP

The Plan shall not confer upon any Grantee any right with respect to the Grantee's Continuous Service, nor shall it interfere in any way with his or her right or the Company's right to terminate the Grantee's Continuous Service at any time, with or without cause.

16.      NO EFFECT ON RETIREMENT AND OTHER BENEFIT PLANS

Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a "Retirement-Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

17.      GOVERNING LAW

The Plan shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein; provided, however, that any Award Agreement may provide by its terms that it shall be governed by the laws of any other jurisdiction as may be deemed appropriate by the parties thereto.